Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total acquires approximately 78% of Deer Creek
Paris — September 13th, 2005 — Total E&P Canada Ltd., a wholly-owned subsidiary of Total, announces that it has acquired approximately 78% of the issued and outstanding common shares of Deer Creek Energy Ltd. pursuant to its offer and take-over bid circular dated August 5, 2005 as varied by its notice of variation and extension dated September 2, 2005. This offer to acquire the Common Shares at a price of 31 Canadian dollars per Common Share expired at 1:00 a.m. on September 13, 2005.
Total is extending its offer to 5:00 pm (Calgary time) on September 26, 2005 to allow additional time for the Deer Creek shareholders who have not deposited their Common Shares to tender their shares to the offer. The intention of Total is to acquire all of the remaining Common Shares not deposited under the offer and to delist the Common Shares from the Toronto Stock Exchange.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com